May 14, 2025

Todd B. Parriott
Chief Executive Officer
Connect Invest III LLC
6700 Via Austi Parkway, Suite E
Las Vegas, NV 89119

        Re: Connect Invest III LLC
            Amendment No. 1 to Offering Statement on Form 1-A
            Filed May 9, 2025
            File No. 024-12602
Dear Todd B. Parriott:

       We have reviewed your amended offering statement and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 2, 2025 letter.

Amendment No. 1 to Offering Statement on Form 1-A
General

1. We note your response to prior comment 3 and reissue our comment. We note that you added correspondence to your exhibit index; however, our prior comment noted
       that you have not yet publicly filed your draft offering statement in accordance with
       Rule 252(d)(1) of Regulation A.
 May 14, 2025
Page 2

       Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Kenneth Betts, Esq.